February 12, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Eiko Yaoita Pyles and Andrew Blume

Re: Qorvo, Inc.
Form 10-K for the Fiscal Year Ended April 1, 2023
Filed May 19, 2023
File No. 001-36801

Ladies and Gentlemen:

This letter is submitted in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) on the above-referenced filing made in your letter dated February 3, 2024, to Grant Brown, the Chief Financial Officer of Qorvo, Inc. (the “Company” or “Qorvo”). Set forth below is the Staff’s comment (in italics), followed by Qorvo’s response.

Form 10-K for the Fiscal Year Ended April 1, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 35

Comment 1: Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. If specific quantitative impacts are known, refrain from using relative terms, such as "primarily" and “partially offset by.” In addition, where you identify intermediate causes of changes in your operating results, also describe in sufficient detail the reasons underlying the intermediate causes. In particular, apply this comment to your discussions of gross margin and segment revenues and operating income. Ensure your narrative better enables investors to see the company through the eyes of management and provides information about the quality of, and potential variability of, your earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No.33-8350.

Response 1: The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in future filings, beginning with the Company’s Form 10-K for its fiscal year ending March 30, 2024, when the Company describes two or more business reasons that contributed to a material change in a financial statement line item between periods, it will quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. The Company will refrain from using relative terms where specific quantitative impacts are known and material. Where the Company identifies intermediate causes of changes in its operating results, including with respect to gross margin, segment revenues and operating income, it will describe in sufficient detail the reasons underlying such intermediate causes.

Critical Accounting Estimates Goodwill Impairment Testing, page 43

Comment 2: For any reporting units with estimated fair values that do not substantially exceed their carrying values, please provide the following disclosures in order for investors to better assess the sensitivity of your goodwill to future impairment:
•The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;
•The amount of goodwill allocated to the reporting unit;
•A description of the methods and key assumptions used and how the key assumptions were determined;
•A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
•A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response 2: The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in future filings, beginning with the Company’s Form 10-K for its fiscal year ending March 30, 2024, in the event the Company’s goodwill impairment test indicates that the fair value of one or more of its reporting units does not substantially exceed its carrying value, the Company will include the relevant information as noted in the Staff’s comment.

If you have any questions regarding the foregoing, kindly contact the undersigned at 336-664-1233. Thank you for your time and attention.

Sincerely,

/s/ Grant A. Brown
Grant A. Brown
Chief Financial Officer